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                           September 12, 2023

       Seth Krauss
       Chief Legal Officer
       New Whale Inc.
       200 Fifth Ave
       New York, NY 10010

                                                        Re: New Whale Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
5, 2023
                                                            CIK No. 0001973266

       Dear Seth Krauss:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Benjamin Cohen